UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Chindata Group Holdings Ltd

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number relates to the American Depository Shares of Chindata Group Holdings Ltd (the “Issuer”), each representing two Class A ordinary shares of the Issuer.

1.	NAME OF REPORTING PERSON BCPE Stack Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 157,302,348 Class B Ordinary Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 157,302,348 Class B Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,302,348 Class B Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.5%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON BCPE Bridge Cayman, L.P,
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 151,853,352 Class B Ordinary Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 151,853,352 Class B Ordinary Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,853,352 Class B Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.7%
12.	TYPE OF REPORTING PERSON OO

Item	1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Chindata Group Holdings Ltd (the “Issuer”).

Item	1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at NO. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, People’s Republic of China

Item	2(a). Name of Person Filing

This statement is being filed on behalf of the following: (i) BCPE Stack Holdings, L.P., a Cayman exempted limited partnership (“BCPE Stack”) and (ii) BCPE Bridge Cayman, L.P, a Cayman exempted limited partnership (“BCPE Bridge” and, together with BCPE Stack, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is (i) the managing member of BCPE Stack GP, LLC, a Cayman limited liability company (“BCPE Stack GP”), which is the general partner of BCPE Stack and (ii) the managing member of BCPE Bridge GP, LLC, a Cayman limited liability company (“BCPE Bridge GP”), which is the general partner of BCPE Bridge. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item	2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCPE Stack GP, BCPE Bridge GP and BCI is 200 Clarendon Street, Boston, MA 02116.

Item	2(c). Citizenship

Each of the Reporting Persons, BCPE Stack GP and BCPE Bridge GP are organized under the laws of Cayman Islands. BCI is organized under the laws of the State of Delaware.

Item	2(d). Title of Class of Securities

The class of equity securities of the Issuer to which this filing on Schedule 13G relates is Class A Ordinary Shares, par value $0.00001 per share.

Item	2(e). CUSIP Number

The CUSIP number of the Issuer’s American depositary shares is 16955F107. Each American depositary share represents two Class A Ordinary Shares.

Item	3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item	4. Ownership

Item	4(a). Amount beneficially owned

This Schedule 13G is being filed by the Reporting Persons. As of the close of business on December 31, 2020, BCPE Stack held 157,302,348 Class B Ordinary Shares of the Issuer and BCPE Bridge held 151,853,352 Class B Ordinary Shares of the Issuer.

The rights of the holders of the Company’s Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. In addition, all of the Class B Ordinary Shares held by the Reporting Persons automatically and immediately convert into an equal number of Class A Ordinary Shares on the earlier of (i) such date when the number of ordinary shares held by them and their affiliates (taken as a whole) falls below 10% of the Issuer’s aggregate number of ordinary shares then outstanding and (ii) five years from the date of the Issuer’s initial public offering.

Accordingly, the 157,302,348 Class B Ordinary Shares held by BCPE Stack and the 151,853,352 Class B Ordinary Shares held by BCPE Bridge as of December 31, 2020 are convertible, at the option of each of BCPE Stack and BCPE Bridge, into 157,302,348 and 151,853,352 Class A Ordinary Shares, respectively, or approximately 32.5% and 31.7%, respectively, of the Issuer’s outstanding Class A Ordinary Shares.

As a result of the foregoing, and the relationships described in Item 2(a), the Reporting Persons may be deemed to collectively beneficially own 309,155,700 Class B Ordinary Shares as of December 31, 2020, which are convertible, at the option of the Reporting Persons, into 309,155,700 Class A Ordinary Shares, or approximately 48.6% of the Issuer’s outstanding Class A Ordinary Shares.

The 309,155,700 Class B Ordinary Shares beneficially owned by the Reporting Persons as of the close of business on December 31, 2020 represent approximately 74.7% of the Company’s total voting power.

The percentage of the Company’s outstanding Class A Ordinary Shares and total voting power held by the Reporting Persons are based on 326,584,043 Class A Ordinary Shares and 391,875,338 Class B Ordinary Shares outstanding upon completion of the Issuer’s initial public offering, and the concurrent private placements, assuming the underwriters do not exercise their option to purchase additional American depositary shares, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 30, 2020.

Item	4(b). Percent of Class

See Item 4(a) hereof.

Item	4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 Class B Ordinary Shares

(ii)	shared power to vote or to direct the vote:

BCPE Stack            157,302,348 Class B Ordinary Shares

BCPE Bridge          151,853,352 Class B Ordinary Shares

(iii)	sole power to dispose or to direct the disposition of: 0 Class B Ordinary Shares

(iv)	shared power to dispose or to direct the disposition of:

BCPE Stack            157,302,348 Class B Ordinary Shares

BCPE Bridge          151,853,352 Class B Ordinary Shares

Item	5. Ownership of Five Percent or Less of a Class

Not applicable.

Item	6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item	7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item	8. Identification and Classification of Members of the Group

Not applicable.

Item	9. Notice of Dissolution of Group

Not applicable.

Item	10. Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2021

BCPE Stack Holdings, L.P.

By:	BCPE Stack GP, LLC its general partner

By:	Bain Capital Investors, LLC its managing member

By:	/s/ David B. Gross-Loh
Name: David B. Gross-Loh
Title: Authorized Signatory

BCPE Bridge Cayman, L.P.

By:	BCPE Bridge GP, LLC its general partner

By:	Bain Capital Investors, LLC its managing member

By:	/s/ David B. Gross-Loh
Name: David B. Gross-Loh
Title: Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

BCPE Stack Holdings, L.P.

By:	BCPE Stack GP, LLC
its general partner

By:	Bain Capital Investors, LLC its managing member

By:	/s/ David B. Gross-Loh
Name: David B. Gross-Loh
Title: Authorized Signatory

BCPE Bridge Cayman, L.P.

By:	BCPE Bridge GP, LLC its general partner

By:	Bain Capital Investors, LLC its managing member

By:	/s/ David B. Gross-Loh
Name: David B. Gross-Loh
Title: Managing Director